Exhibit 99.80

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2018 AND FEBRUARY 28, 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited — In thousands of Canadian dollars)

		February 28,
	Note	2018	May 31, 2017
Assets
Current assets
Cash and cash equivalents		$119,435	$79,910
Marketable securities	4	54,248	87,347
Accounts receivable		4,362	826
Other current assets	5	10,133	5,571
Inventory	6	11,761	3,887
Biological assets	7	3,101	1,363
Due from related parties	8	—	464
Assets available for sale	9	40,851	—
Current portion of convertible notes receivable	12	1,921	—
Promissory note receivable	13	33,395	—
		279,207	179,368
Capital assets	9	236,504	72,500
Intangible assets	10	93,445	1,891
Convertible notes receivable	12	14,765	1,534
Interest in equity investee	13	—	28,376
Long-term investments	14	86,789	27,788
Deferred tax asset	15	—	3,315
Goodwill	11	143,907	1,200
		$854,617	$315,972
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$22,495	$5,874
Income taxes payable	15	2,719	—
Deferred revenue		4,100	2,800
Current portion of promissory note payable	17	555	878
Current portion of long-term debt	18	8,009	765
Current portion derivative liability	13	6,740	—
		44,618	10,317
Long-term liabilities
Promissory note payable	17	623	366
Long-term debt	18	29,473	31,420
Derivative liability	13	10,110	—
Deferred tax liability	15	23,898	—
		108,722	42,103
Shareholders’ equity
Share capital	19	695,135	274,317
Warrants	20	445	445
Share-based payment reserve		10,999	3,230
Accumulated other comprehensive loss		(801)	—
Non-controlling interest	22	9,799	—
Retained earnings (deficit)		30,318	(4,123)
		745,895	273,869
		$854,617	$315,972

Nature of operations (Note 1) , Commitments (Note 30), Subsequent events (Note 31)

Approved on behalf of the Board:

“John Cervini”	“Cole Cacciavillani”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the nine months ended
		February 28,		February 28,
	Note	2018	2017	2018	2017
Revenue		$10,267	$5,119	$24,891	$14,721

Production costs	6	2,355	1,536	6,447	3,770

Gross profit before fair value adjustments		7,912	3,583	18,444	10,951
Fair value adjustment on sale of inventory	6	3,443	1,104	7,250	3,676
Fair value adjustment on growth of biological assets	7	(4,101)	(1,090)	(11,481)	(4,197)

Gross profit		8,570	3,569	22,675	11,472

Operating expenses:
General and administrative	23	2,794	1,231	6,502	3,415
Share-based compensation	24	5,959	1,256	10,668	1,711
Selling, marketing and promotion		2,991	1,855	7,758	5,054
Amortization		755	263	1,270	715
Research and development		110	96	280	434
Impairment of intangible asset		—	3,500	—	3,500
		12,609	8,201	26,478	14,829

		(4,039)	(4,632)	(3,803)	(3,357)
Non-operating items:
Consulting revenue	17	213	217	689	217
Foreign exchange (loss) gain		(62)	65	69	65
(Loss) gain on marketable securities	4	(502)	14	(2,193)	14
(Loss) gain on sale of capital assets	9	(184)	—	(191)	11
Gain on dilution of ownership in equity investee	13	—	—	7,535	—
Loss from equity investee	13	—	—	(9,281)	—
Gain on sale of equity investee	13	26,347	—	26,347	—
Deferred gain on sale of intellectual property recognized		233	—	700	—
Finance income, net	25	1,621	406	3,533	698
Unrealized (loss) gain on embedded derivatives	12	(52)	—	576	—
Gain on long-term investments	26	14,544	8,880	39,701	9,143
Unrealized loss on derivative liability	13	(16,850)	—	(16,850)	—
Transaction costs		(4,253)	—	(4,253)	—
		21,055	9,582	46,382	10,148

Income before income taxes		17,016	4,950	42,579	6,791

Income taxes	15	4,072	—	8,139	—
Net income		12,944	4,950	34,440	6,791

Other comprehensive loss
Other comprehensive loss from equity investee	13	—	—	(801)	—
Net comprehensive income		$12,944	$4,950	$33,639	$6,791

Total comprehensive income is attributable to:
Owners of Aphria Inc.		12,945	4,950	33,640	6,791
Non-controlling interest	22	(1)	—	(1)	—
		$12,944	$4,950	$33,639	$6,791

Weighted average number of common shares - basic		161,120,698	111,976,759	147,274,372	93,655,328
Weighted average number of common shares - diluted		167,494,603	118,298,038	153,189,773	99,976,607

Earnings per share - basic	27	$0.08	$0.04	$0.23	$0.07
Earnings per share - diluted	27	$0.08	$0.04	$0.22	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited — In thousands of Canadian dollars, except share amounts)

					Accumulated	Non-
				Share-based	other	controlling	Retained
	Number of	Share capital	Warrants	payment	comprehensive	interest	earnings
	common shares	(Note 19)	(Note 20)	reserve	loss	(Note 22)	(deficit)	Total
Balance at May 31, 2016	70,053,933	$40,917	$694	$1,724	$—	$—	$(8,321)	$35,014
Share issuance - August 2016 bought deal	17,250,000	31,959	—	—	—	—	—	31,959
Share issuance - November 2016 bought deal	10,062,500	37,263	—	—	—	—	—	37,263
Share issuance - February 2017 bought deal	11,500,000	53,869	—	—	—	—	—	53,869
Share issuance - warrants exercised	14,558,932	22,601	(608)	—	—	—	—	21,993
Share issuance - options exercised	572,596	762	—	(311)	—	—	—	451
Share issuance - intangible asset acquisition	38,759	100	359	—	—	—	—	459
Share-based payments	37,500	186	—	1,509	—	—	—	1,695
Net comprehensive income for the period	—	—	—	—	—	—	6,791	6,791
Balance at February 28, 2017	124,074,220	$187,657	$445	$2,922	$—	$—	$(1,530)	$189,494

					Accumulated	Non-
				Share-based	other	controlling	Retained
	Number of	Share capital	Warrants	payment	comprehensive	interest	earnings
	common shares	(Note 19)	(Note 20)	reserve	loss	(Note 22)	(deficit)	Total
Balance at May 31, 2017	138,628,704	$274,317	$445	$3,230	$—	$—	$(4,123)	$273,869
Share issuance - November 2017 bought deal	12,689,675	86,661	—	—	—	—	—	86,661
Share issuance - January 2018 bought deal	8,363,651	109,000	—	—	—	—	—	109,000
Share issuance - Broken Coast acquisition	14,373,675	214,168	—	—	—	—	—	214,168
Share issuance - warrants exercised	1,584,036	2,400	—	—	—	—	—	2,400
Share issuance - options exercised	2,053,000	5,338	—	(2,000)	—	—	—	3,338
Share issuance - deferred share units	5,050	62	—	—	—	—	—	62
Income tax recovery on share issuance costs	—	3,002	—	—	—	—	—	3,002
Share-based payments	—	—	—	9,769	—	—	—	9,769
Shares held in escrow earned in exchange for services	—	187	—	—	—	—	—	187
Non-controlling interest	—	—	—	—	—	9,800	—	9,800
Net comprehensive income for the period	—	—	—	—	(801)	(1)	34,441	33,639
Balance at February 28, 2018	177,697,791	$695,135	$445	$10,999	$(801)	$9,799	$30,318	$745,895

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited — In thousands of Canadian dollars)

		For the nine months ended
		February 28,
	Note	2018	2017
Cash generated from (used in) operating activities:
Net income for the period		$34,440	$6,791
Adjustments for:
Future income taxes	15	6,030	—
Fair value adjustment on sale of inventory	6	7,250	3,676
Fair value adjustment on growth of biological assets	7	(11,481)	(4,197)
Loss (gain) on marketable securities	4	2,193	(14)
Unrealized foreign exchange gain on convertible notes receivable	12	(60)	—
Amortization	9,10	2,869	1,433
Loss (gain) on sale of capital assets	9	191	(11)
Impairment of intangible asset	10	—	3,500
Accretion interest on convertible note receivable	12	(1,155)	—
Unrealized gain on embedded derivatives	12	(576)	—
Gain on dilution of ownership in equity investee	13	(7,535)	—
Loss from equity investee	13	9,281	—
Gain on sale of equity investee	13	(26,347)	—
Deferred gain on sale of intellectual property recognized	13	(700)	—
Consulting revenue	17	(689)	—
Other non-cash items		6	67
Share-based compensation	24	10,668	1,711
Gain on long-term investments	26	(39,701)	(9,143)
Unrealized loss on derivative liability	13	16,850	—
Transaction costs		4,253	—
Change in non-cash working capital	28	(5,217)	1,433
		570	5,246
Cash provided by financing activities:
Share capital issued, net of cash issuance costs		195,661	123,091
Share capital issued on warrants, options and deferred share units exercised		5,800	22,444
Proceeds from non-controlling interest		9,800	—
Advances from related parties	8	9,260	350
Repayment of amounts due to related parties	8	(8,764)	(350)
Proceeds from long-term debt	18	—	7,825
Repayment of long-term debt	18	(620)	(459)
		211,137	152,901
Cash used in investing activities:
Investment in marketable securities	4	(7,365)	(53,366)
Proceeds from disposal of marketable securities	4	38,271	15,702
Investment in capital and intangible assets, net of shares issued	9,10	(153,605)	(35,879)
Proceeds from disposal of capital assets	9	200	33
Convertible notes advances	12	(14,001)	—
Repayment of convertible notes receivable		640	—
Repayment of promissory notes receivable		—	503
Investment in long-term investments		(45,746)	(21,401)
Proceeds from disposal of long-term investments		7,468	4,140
Net cash received on business acquisition	11	1,956	—
		(172,182)	(90,268)
Net increase in cash and cash equivalents		39,525	67,879
Cash and cash equivalents, beginning of period		79,910	16,473
Cash and cash equivalents, end of period		$119,435	$84,352

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

1.                              Nature of operations

Aphria Inc. (the “Company” or “Aphria”) was continued in Ontario.

Pure Natures Wellness Inc. (o/a Aphria) (“PNW”), a wholly-owned subsidiary of the Company, is licensed to produce and sell medical cannabis under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). During the three months ended February 28, 2018, the Company acquired Broken Coast Cannabis Ltd. (“Broken Coast”) (note 11), Broken Coast is licensed to produce and sell medical cannabis under the provision of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

1974568 Ontario Ltd. is a 51% marjority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms. 1974568 Ontario Ltd. has applied for its cultivation licence under the provisions of the ACMPR. The registered office of the Company is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on April 13, 2018.

2.                              Basis of preparation

(a)                 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

(b)                 Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)                  Functional currency

The Company and its subsidiaries’ functional currency, as determined by management is Canadian dollars. These condensed interim consolidated financial statements are presented in Canadian dollars.

(d)                 Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest
Pure Natures Wellness Inc. (o/a Aphria)	Ontario	100%
Aphria (Arizona) Inc.	Arizona	100%
Cannan Growers Inc.	British Columbia	100%
Broken Coast Cannabis Ltd.	British Columbia	99.86%
1974568 Ontario Ltd.	Ontario	51%

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)                  Amalgamation

Effective June 1, 2017, CannWay Pharmaceuticals Ltd. (“CannWay”), a wholly-owned subsidiary of the Company, was amalgamated with Pure Natures Wellness Inc. (o/a Aphria). The Company has historically presented all balances and activities of CannWay as a fully consolidated entity for financial statement presentation purposes. As of the date of amalgamation, CannWay did not have any assets or outstanding liabilities. There are no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

(f)                   Interest in equity investees

The Company’s interest in equity investees is comprised of its interest in Liberty Health Sciences Inc. During the quarter, the Company entered into an agreement which has changed the classification of this investment from equity investee to assets held for sale (note 13).

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the condensed interim consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The carrying amount of equity investments is tested for impairment in accordance with the policy described in the annual audited financial statements.

3.                              Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2017.

New standards applicable during the reporting period

IFRS 3 — Business Combinations; The Company has applied the acquisition method in accounting for business combinations. The Company measures goodwill as the difference between the fair value of the consideration transferred, including contingent consideration and the recognized amount of any non-controlling interest in the acquiree, and the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Transaction costs that the Company incurs in connection with a business combination, such as finders’ fees, legal fees, due diligence fees and other professional and consulting fees, are expensed in the period as incurred.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

IFRS 5 — Non-current Assets Held for Sale; Assets and liabilities held for disposal are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

New standards and interpretations issued but not yet adopted:

IFRS 9 - Financial Instruments; Classification and Measurement, effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, introduces new requirements for the classification, measurement and derecognition of financial instruments and introduces a new impairment model for financial assets. The Company is assessing the impact of the standard on its convertible notes receivable and its investments where it holds less than significant influence. The Company has determined that no significant impact is anticipated from the new standard.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the period of the adoption of the new standard.

The Company will apply the new rules retrospectively from June 1, 2018 with the practical expedients permitted under the standards. Comparatives will not be restated.

IFRS 15 - Revenue from Contracts with Customers; effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, specifies how and when to recognize revenue and enhances relevant disclosures to be applied to all contracts with customers. The Company continues to assess the impact of the standard, with a focus on consulting contracts and royalty fees.

The Company is still considering the impact on its customer loyalty programme, which is currently under reconsideration. The new standard will require that the total consideration received be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual method.

The Company intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of adoption will be recognized in retained earnings as of June 1, 2018 and that comparatives will not be restated.

IFRS 16 — Leases; in January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 15 has also been adopted. Based on its current assets, interests and investments, no significant impact is anticipated from the new standard.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

4.                              Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating at	Interest	Maturity	February 28,
	purchase	rate	date	2018	May 31, 2017
Money Market Investments:
Central 1 Credit Union		1.600%	4/19/18	$2,138	$—
Enbridge Inc.		1.810%	3/20/18	179	—

Fixed Income:
Molson Coors Brewing Company	BBB-	3.950%	10/06/17	—	1,116
Ford Motor Credit Co. LLC	BBB	3.320%	12/19/17	—	1,988
Goldman Sachs & Co. LLC	A+	3.375%	2/01/18	—	5,078
The Manufacturer’s Life Insurance Company	AA-	2.819%	2/26/18	—	1,472
Canadian Western Bank	A-	2.531%	3/22/18	3,035	3,039
Ford Motor Credit Co. LLC	BBB	3.700%	8/02/18	1,010	1,037
Sobeys Inc.	BB+	3.520%	8/08/18	3,023	3,078
Royal Bank of Canada	AA-	2.770%	12/11/18	—	5,180
Canadian Western Bank	A-	3.077%	1/14/19	1,519	1,535
Sun Life Financial Inc.	A	2.770%	5/13/19	3,038	3,064
Ford Motor Credit Co. LLC	BBB	3.140%	6/14/19	5,075	5,207
Canadian Natural Resources Ltd.	BBB+	3.050%	6/19/19	—	2,054
Canadian Western Bank	A-	3.463%	12/17/19	1,022	1,028
Laurentian Bank of Canada	BBB	2.500%	1/23/20	2,996	6,099
Enercare Solutions Inc.	BBB	4.600%	2/03/20	3,941	4,008
Enbridge Inc.	BBB+	4.530%	3/09/20	5,294	5,395
Central 1 Credit Union	A	1.870%	3/16/20	—	5,020
Choice Properties REIT	BBB	3.600%	4/20/20	5,155	5,237
Penske Truck Leasing Co., L.P.	BBB	2.950%	6/12/20	—	5,145
Westcoast Energy Inc.	BBB+	4.570%	7/02/20	5,283	5,430
Bank of Montreal (USD)	A+	1.400%	4/10/18	3,857	4,052
Citigroup Inc. (USD)	BBB+	2.050%	12/17/18	3,850	4,081
Royal Bank of Canada (USD)	AA-	1.625%	4/15/19	3,833	4,040
Wells Fargo & Company (USD)	A	2.150%	1/30/20	—	3,964
				$54,248	$87,347

The cost of marketable securities as at February 28, 2018 was $55,128 (May 31, 2017 — $87,138). During the three and nine months ended February 28, 2018, the company divested of certain marketable securities in its Canadian portfolio for proceeds of $3,470 and $38,271, resulting in a gain (loss) on disposal of $10 and $(377) (2017 - $14 and $14), and re-invested $2,365 and $7,365 (2017 - $nil and $nil). During the three and nine months ended February 28, 2018, the Company recognized a gain (loss) of $(502) and $(2,193) (2017 - $14 and $14) on its marketable securities portfolio, of which $(512) and $(1,816) (2017 - $nil and $nil) represented unrealized fair value adjustments.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

5.                              Other current assets

Other current assets are comprised of:

	February 28,
	2018	May 31, 2017
HST receivable	$6,319	$3,675
Accrued interest	1,227	701
Credit card receivable	196	103
Prepaid assets	1,365	1,060
Other	1,026	32
	$10,133	$5,571

6.                              Inventory

Inventory is comprised of:

	Capitalized	Fair value	February 28,
	cost	adjustment	2018	May 31, 2017
Harvested cannabis	$2,367	$4,149	$6,516	$2,507
Harvested cannabis trim	506	775	1,281	421
Cannabis oil	1,591	1,668	3,259	682
Packaging and supplies	705	—	705	277
	$5,169	$6,592	$11,761	$3,887

During the three and nine months ended February 28, 2018, the Company recorded $2,355 and $6,447 (2017 - $1,536 and $3,770) related to production costs. Included in production costs for the three and nine months ended February 28, 2018 is $62 and $157 of cannabis oil conversion costs (2017 - $50 and $93) and $71 and $169 related to the cost of accessories (2017 - $27 and $27). Included in cost of sales is amortization of $473 and $1,362 (2017 - $236 and $718). The Company also included $237 of amortization in inventory for the three and nine months ended February 28, 2018 related to capital assets utilized in production. During the three and nine months ended February 28, 2018, the Company expensed $3,443 and $7,250 (2017 — $1,104 and $3,676) of fair value adjustments on the sale of its biological assets included in inventory.

The Company holds 1,738.1 kilograms of harvested cannabis (May 31, 2017 — 668.5 kgs), 426.9 kilograms of harvested cannabis trim (May 31, 2017 — 140.1 kgs) and 5,053.8 litres of cannabis oils or 842.3 kilograms equivalent (May 31, 2017 — 1,091.3 litres or 181.9 kilograms equivalent) at February 28, 2018.

7.                              Biological assets

Biological assets are comprised of:

Amount
Balance as at May 31, 2017	$1,363
Changes in fair value less costs to sell due to biological transformation	11,481
Purchased as part of business acquisition	767
Production costs capitalized	5,524
Transferred to inventory upon harvest	(15,968)
Transferred to capital assets	(66)
Balance at February 28, 2018	$3,101

The Company values medical cannabis plants at cost from the date of initial clipping from mother plants until the end of the ninth or twelfth week of its growing cycle. Measurement of the biological asset at fair value less costs to sell and costs to complete begins at the ninth, and thirteenth week until harvest. The Company has determined the fair value less costs to sell of harvested cannabis to be

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

$3.75 per gram. The Company has determined the fair value less costs to sell of its harvested cannabis trim to be $3.00 per gram, upon harvest.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $4,101 and $11,481 during the three and nine months ended February 28, 2018 (2017 — increase of $1,090 and $4,197). In determining the fair value of biological assets, management is required to make several estimates, including: the expected cost required to grow the cannabis up to the point of harvest; harvesting costs; selling costs; sales price; and, expected yields for the cannabis plant. Increases in cost required up to the point of harvest, harvesting costs and selling costs will decrease the fair value of biological assets, while increases in sales price and expected yield for the cannabis plant will increase the fair value of biological assets. All of these significant estimates represent Level 3 on the fair value hierarchy. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products, and can vary based on different strains being grown as well as proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling, and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to variety of factors, such as strains being grown, length of growing cycle, and space allocated for growings. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules. Only when there is a material change from the existing expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

8.                              Related party transactions

Prior to going public, the Company funded operations through the support of related parties. Since going public, the Company has continued to leverage the purchasing power of these related parties for certain of its operating expenditures. The balance owing from related parties as at February 28, 2018 was $nil (May 31, 2017 - $464). These parties are related as they are corporations that are controlled by certain officers and directors of the Company.

During the three and nine months ended February 28, 2018, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $112 and $205 (2017 - $83 and $350). Included in this amount was rent of $10 and $36 charged during the three and nine months ended February 28, 2018 (2017 - $7 and $40).

The Company funded the start-up costs and operations of Liberty Health Sciences Inc., a related party through an equity investment.

Amount
Balance due to (from) related parties as at May 31, 2017	$(464)
Related party charges in the period	205
Payments to related parties in the period	(205)
Non-cash payments made on behalf of related parties in the period	(32)
Payments made on behalf of related parties in the period	(8,559)
Repayments made by related parties in the period	9,055
Balance at February 28, 2018	$—

During the three months ended February 28, 2018, the Company entered into a definitive agreement with respect to the sale of Aphria’s subsidiary Aphria (Arizona) Inc. and its sole holdings being the minority interests in Copperstate and CSF to Liberty Health Sciences Inc. for a purchase price of $20,000 (note 14). Liberty Health Sciences Inc., a related party through an equity investment, which the Company has entered into an agreement which has changed the classification of this investment from equity investee to assets held for sale (note 13).

During the nine months ended February 28, 2018, the Company purchased capital assets for $995 from a company controlled by a director. During the prior year, the Company purchased 36 acres of farm land, with 9 acres of greenhouses located thereon, from F.M. and Cacciavillani Farms Ltd., a company controlled by a director, for $6,100. The purchase price was allocated as follows: (i) $1,300 to land; (ii) $3,550 to greenhouse infrastructure; and, (iii) $1,250 to licences and permits — intangible assets.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Key management personnel compensation for the nine months ended February 28, 2018 and 2017 was comprised of:

	For the nine months ended
	February 28,
	2018	2017
Salaries	$1,197	$620
Short-term employment benefits (included in office and general)	49	35
Share-based compensation	4,276	423
	$5,522	$1,078

Key management personnel compensation for the three months ended February 28, 2018 and 2017 was comprised of:

	For the three months ended
	February 28,
	2018	2017
Salaries	$537	$203
Short-term employment benefits (included in office and general)	13	16
Share-based compensation	2,059	158
	$2,609	$377

Directors and officers of the Company control 10.5% or 18,594,172 of the voting shares of the Company.

9.                              Capital assets

		Production			Leasehold	Construction	Total capital
	Land	Facility	Bearer plants	Equipment	improvements	in process	assets
Cost
At May 31, 2016	$—	$—	$—	$3,499	$4,812	$65	$8,376
Additions	10,725	4,018	112	1,700	16	49,958	66,529
Transfers	104	12,152	—	174	(4,566)	(7,864)	—
Disposals	—	—	(67)	(33)	—	—	(100)
At May 31, 2017	10,829	16,170	45	5,340	262	42,159	74,805
Business acquisition	736	6,128	19	764	—	5,291	12,938
Additions	8,724	40,293	66	3,471	—	101,042	153,596
Transfers	—	6,990	—	697	—	(8,102)	(415)
Disposals	—	(207)	(3)	—	—	—	(210)
At February 28, 2018	$20,289	$69,374	$127	$10,272	$262	$140,390	$240,714

Accumulated depreciation
At May 31, 2016	$—	$—	$—	$554	$513	$—	$1,067
Amortization	—	458	—	717	74	—	1,249
Transfers	—	525	—	—	(525)	—	—
Disposals	—	—	—	(11)	—	—	(11)
At May 31, 2017	—	983	—	1,260	62	—	2,305
Amortization	—	866	—	1,014	25	—	1,905
At February 28, 2018	$—	$1,849	$—	$2,274	$87	$—	$4,210

Net book value
At May 31, 2016	$—	$—	$—	$2,945	$4,299	$65	$7,309
At May 31, 2017	$10,829	$15,187	$45	$4,080	$200	$42,159	$72,500
At February 28, 2018	$20,289	$67,525	$127	$7,998	$175	$140,390	$236,504

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

During the three and nine months ended February 28, 2018, the Company sold assets that were not yet in use prior to disposal with a cost of $nil and $207 (2017 - $nil and $33) and a net book value of $nil and $207 (2017 - $nil and $22), for proceeds of $nil and $200 (2017 - $nil and $33), resulting in a loss (gain) on sale of capital assets of $nil and $7 (2017 - $nil and $(11)).

During the three months ended February 28, 2018, the Company entered into an agreement to sell a piece of equipment, which was not in use and classified within construction in process, for $180 USD ($231 CAD). As a result of this agreement, the Company recognized a loss on sale of capital assets of $184, transferred $415 of cost included in construction, and included the recoverable value of $231 in assets available for sale. During the three and nine months ended February 28, 2018, the company recognized a total loss (gain) on sale of capital assets of $7 and $191 (2017 - $nil and $(11)).

Included in assets available for sale is $231 recoverable value for the sale of a piece of equipment, $20,000 fair value of long-term investments (note 14), and $20,620 carrying value of an equity investment classified as available for sale (note 13).

10.                       Intangible assets

					Tokyo Smoke		Total
	Customer	Corporate	Licences &		licensing	Trademarks &	intangible
	relationships	website	permits	Non-compete	agreement	brands	assets
Cost
At May 31, 2016	$—	$162	$—	$—	$—	$4,428	$4,590
Additions	—	56	1,250	—	459	—	1,765
At May 31, 2017	—	218	1,250	—	459	4,428	6,355
Business acquisition	11,730	39	6,320	1,930	—	72,490	92,509
Additions	—	—	—	—	—	9	9
At February 28, 2018	$11,730	$257	$7,570	$1,930	$459	$76,927	$98,873

Accumulated depreciation
At May 31, 2016	$—	$88	$—	$—	$—	$184	$272
Amortization	—	68	153	—	57	414	692
Impairment	—	—	—	—	—	3,500	3,500
At May 31, 2017	—	156	153	—	57	4,098	4,464
Amortization	98	43	124	80	69	550	964
At February 28, 2018	$98	$199	$277	$80	$126	$4,648	$5,428

Net book value
At May 31, 2016	$—	$74	$—	$—	$—	$4,244	$4,318
At May 31, 2017	$—	$62	$1,097	$—	$402	$330	$1,891
At February 28, 2018	$11,632	$58	$7,293	$1,850	$333	$72,279	$93,445

11.                       Acquisition of Broken Coast

On February 13, 2018 the Company entered into a share purchase agreement to purchase all of the shares of Cannan Growers Inc. (“Cannan”), a holding company owning shares of Broken Coast Cannabis Ltd. (“Broken Coast”), and to acquire the remaining shares for a combined total of 99.86% of the issued and outstanding shares of Broken Coast. The combined purchase price was $214,168 satisfied through the issuance of an aggregate 14,373,675 common shares. The share purchase agreement entitled the Company to control over Broken Coast on February 1, 2018, which became the effective acquisition date.

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the acquisition date:

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	14,373,675	$14.90	$214,168
Total consideration paid				$214,168
Net assets acquired
Current assets
Cash and cash equivalents				1,956
Accounts receivable				305
Other current assets				43
Inventory				2,149
Biological assets				767
Long-term assets
Capital assets				12,938
Customer relationships				11,730
Corporate website				39
Licence				6,320
Non-competition agreements				1,930
Trademark & brands				72,490
Goodwill				142,707
Total assets				253,374
Current liabilities
Accounts payable and accrued liabilities				8,475
Income taxes payable				632
Long-term debt
Deferred tax liability				24,185
Long-term debt				5,914
Total liabilities				39,206

Total net assets acquired				$214,168

(i)             Share price based on the price of the shares on February 1, 2018.

The amount of net income and comprehensive income of Broken Coast since the acquisition date included in these condensed interim consolidated financial statements was $252. Net income and comprehensive net income for the Company would have been higher by approximately $2,268 if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company has incurred transaction costs to date of $1,643.

Included in goodwill is $1,200 from the acquisition of CannWay and $142,707 from the acquisition of Broken Coast.

12.                       Convertible notes receivable

	Notes receivable		Embedded derivatives
	February 28,		February 28,
	2018	May 31, 2017	2018	May 31, 2017
CannaRoyalty Corp.	$1,404	$1,361	$1,348	$173
Copperstate Farms Investors, LLC	1,921	—	—	—
HydRx Farms Ltd. (d/b/a Scientus Pharma)	8,162	—	3,851	—
	11,487	1,361	5,199	173
Deduct - current portion	(1,921)	—	—	—
	$9,566	$1,361	$5,199	$173

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

CannaRoyalty Corp.

During the three and nine month period, the Company’s note receivable from CannaRoyalty Corp. (“CR”) increased by $14 and $43 representing the recognition of accretion interest on the note and the embedded derivative increased by $243 and $1,175, representing the change in fair value of the conversion feature on the note.

As at February 28, 2018, the convertible note receivable totalled $2,752.

Copperstate Farms Investors, LLC

On August 31, 2017, the Company lent Copperstate Farms Investors, LLC (“CSF”) $2,000 USD ($2,501 CAD) in exchange for a senior secured convertible loan. The convertible debenture bears interest at 9%, is due on May 15, 2018 (“Maturity Date”). The loan is pre-payable at any time by CSF, however no principal payments are due prior to the Maturity Date. If at least $500 USD of the outstanding loan balance is not repaid by February 28, 2018, then an automatic conversion would be triggered for $500 USD plus any accrued but unpaid interest, net of any repayments towards the principal, of the loan balance at $500 USD per unit. If the outstanding loan balance has not been repaid before the Maturity Date, an automatic conversion would be triggered for the remaining loan balance at $500 USD per unit. The convertible loan is secured by a first charge on CSF’s greenhouse assets and real property located in Snowflake, Arizona. Since the option to settle payments in membership units is solely at the discretion of CSF, no embedded derivative has been recognized. During the three months ended February 28, 2018, the Company received $500 USD as a partial repayment of the convertible note receivable.

As at February 28, 2018, the convertible note receivable totalled $1,500 USD ($1,921 CAD).

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria lent $11,500 to Scientus Pharma (“SP”) as a convertible debenture. The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days.

The option to settle payments in common shares represents an embedded derivative in the form of a call option to the Company. The fair value of the derivative asset related to the convertible note is $3,851 at February 28, 2018.

During the three and nine month period, the Company’s note receivable from SP increased by $556 and $1,112 representing the recognition of accretion interest on the note and the embedded derivative decreased by $295 and $599, representing the change in fair value of the conversion feature on the note.

As at February 28, 2018, the convertible note receivable totalled $12,013.

During the three and nine month period, the Company lent a total of $nil and $14,001 in convertible notes, recognized total accretion interest revenue of $570 and $1,155, and recorded an unrealized (loss) gain on embedded derivatives of $(52) and $576.

The fair value for the embedded derivatives was determined using the Black Scholes option pricing model using the following assumptions: the risk-free rate of 0.85-1.15%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

13.                       Interest in equity investee

	February 28,
	2018	May 31, 2017
Reconciliation to carrying amount:
Opening balance	$28,376	$—
Investment	—	28,166
Transfer of fair value of SecureCom shares on reverse takeover	1,664	—
Gain on account of dilution of ownership	7,535	—
Share of reported net (loss) income	(9,281)	210
Share of reported comprehensive loss	(801)	—
Equity investee sold	(6,873)	—
Transfer to assets available for sale	(20,620)	—
Closing balance	$—	$28,376

Liberty Health Sciences Inc. (“LHS”)

During the three months ended February 28, 2018, the Company entered into a share purchase agreement (the “Transaction”) to sell 26,716,025 common shares of LHS in exchange for promissory note receivable of $33,395. The proceeds from the promissory note were received subsequent to quarter-end. The 26,716,025 common shares sold represent all the Company’s shares in LHS that are not subject to Canadian Securities Exchange (“CSE”) escrow requirements. The transaction also included a call/put obligation (“Obligation Agreement”) for the 80,148,077 remaining shares in LHS held by the Company, which are currently subject to the CSE mandatory escrow requirements. As each new tranche of shares becomes freely trading, the Obligation Agreement results in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of LHS, based on LHS’s 10 day volume weighted trading price.

The Transaction includes an opt-out for Aphria’s benefit, in the event that the Toronto Stock Exchange amends their regulations such that it permits U.S. based cannabis investments and in such instance the Obligation Agreement would be automatically terminated. In exchange for the opt-out, the Company agrees to pay the buyers a $2,500 termination fee.

Based on the terms of the Obligation Agreement, the Company determined that the remaining shares held in LHS meet the requirements under IFRS 5 and have been reclassified as held for sale. The Company has stopped recording the investment as an equity investment for the three months ended February 28, 2018 and transferred the carrying value $20,620 to assets held for sale (note 9). The Company recorded a derivative liability of $16,850 as a result of the 18% discount to the market price of LHS, based on LHS’s 10 day volume weighted trading price in the Obligation Agreement. Based on its closing share price of $1.22 as at February 28, 2018, the LHS shares held by Aphria have a fair value of $97,781, which is $77,161 higher than the carrying value recorded in assets held for sale.

The Company used the Monte-Carlo simulation to estimate the fair value of the derivative liability, using the following assumptions: risk-free rate of 1%; expected life of 0.4 — 2.4 years; volatility of 60% based on comparable companies; forfeiture rate of 0%; and, dividend yield of nil.

Prior to completion of the Transaction and reclassification of the investment to assets held for sale, LHS reported a net loss $24,671 and a net comprehensive gain (loss) of $(26,798) for the period from May 1, 2017 to November 30, 2017. In accordance with the equity method, Aphria recorded a loss of $nil and $9,281 and an other comprehensive loss of $nil and $801 for the three and nine months ended February 28, 2018, from its investee relative to its ownership of the outstanding common shares at the time. The Company also recorded a gain on dilution of ownership in equity investee of $7,535 for the nine months ended February 28, 2018. No further loss from equity investee or gain on dilution of ownership in equity investee has been recorded in the period due to the reclassification of the investment from equity investment to asset held for sale.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

14.  Long-term investments

					Subtotal		Fair value
	Cost	Fair value		Divesture/	February 28,	Change in	February 28,
	May 31, 2017	May 31, 2017	Investment	Transfer	2018	fair value	2018
Level 1 on fair value hierarchy
CannaRoyalty Corp.	$1,380	$1,793	$—	$—	$1,793	$1,936	$3,729
Kalytera Therapeutics, Inc.	3,014	1,111	—	(1,111)	—	—	—
MassRoots, Inc.	508	562	—	(232)	330	(173)	157
SecureCom Mobile Inc.	520	1,664	—	(1,664)	—	—	—
Tetra Bio-Pharma Inc.	2,300	9,500	—	—	9,500	(700)	8,800
Canabo Medical Inc.	1,160	316	—	(316)	—	—	—
Hiku Brands Company Ltd.	—	—	10,000	1,000	11,000	8,946	19,946
Nuuvera Inc.	—	—	8,423	6,102	14,525	10,588	25,113
Nuuvera Inc.	—	—	1,627	—	1,627	(709)	918
Scythian Biosciences Corp.	—	—	9,349	—	9,349	4,799	14,148
Scythian Biosciences Corp.	—	—	3,153	—	3,153	1,038	4,191
	8,882	14,946	32,552	3,779	51,277	25,725	77,002
Level 3 on fair value hierarchy
Copperstate Farms, LLC	1,755	1,755	—	—	1,755	3,545	5,300
Copperstate Farms Investors, LLC	7,539	7,560	1,868	—	9,428	5,272	14,700
Resolve Digital Health Inc.	718	1,000	—	—	1,000	2,000	3,000
Resolve Digital Health Inc.	282	242	—	—	242	1,542	1,784
Green Acre Capital Fund	300	285	900	—	1,185	682	1,867
Scythian Biosciences Inc.	2,000	2,000	—	(2,000)	—	—	—
TS BrandCo Holdings Inc.	—	—	1,000	(1,000)	—	—	—
Nuuvera Inc.	—	—	6,979	(6,979)	—	—	—
Green Tank Holdings Corp.	—	—	650	—	650	(10)	640
Althea Company Pty Ltd.	—	—	2,483	—	2,483	13	2,496
	12,594	12,842	13,880	(9,979)	16,743	13,044	29,787
	21,476	27,788	46,432	(6,200)	68,020	38,769	106,789
Deduct - assets available for sale							(20,000)
	$21,476	$27,788	$46,432	$(6,200)	$68,020	$38,769	$86,789

The fair value attached to warrants in both Level 1 and Level 3 were determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 1 and 2 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective warrant.

CannaRoyalty Corp.

The Company holds 1,100,000 common shares at a cost of $1,380, with a fair value of $3,729 as at February 28, 2018.

Kalytera Therapeutics, Inc.

During the nine months ended February 28, 2018, the Company sold its 6,172,000 common shares in Kalytera Therapeutics, Inc. (note 26).

MassRoots, Inc.

During the nine months ended February 28, 2018, the Company sold 350,000 common shares in MassRoots, Inc. (note 26). The Company holds 500,000 common shares at a cost of $251 USD ($304 CAD), with a fair value of $123 USD ($157 CAD) as at February 28, 2018.

SecureCom Mobile Inc. (“SecureCom”)

In July 2017, SecureCom amalgamated with DFMMJ and was re-named LHS. As a result, the Company transferred the fair value of its investment in SecureCom into its investment in LHS recognized as Interest in equity investee (note 13).

Tetra Bio-Pharma Inc.

The Company owns 10,000,000 common shares at a cost of $2,300, with a fair value of $8,800 as at February 28, 2018.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Canabo Medical Inc.

During the three months ended February 28, 2018, the Company sold its 800,000 common shares in Canabo Medical Inc. (note 26).

Hiku Brands Company Ltd (formerly TS BrandCo Holdings Inc.)

In June 2017, the Company entered into a subscription agreement with TS BrandCo Holdings Inc. (“Tokyo Smoke”) for the purchase of 140,845 common shares, for a total cost of $1,000. During the three months ended February 28, 2018, TS BrandCo Holdings Inc. merged with DOJA Cannabis Company Ltd. and renamed the reporting issuer Hiku Brands Company Ltd. (“Hiku”). As part of the merger, each common share of Tokyo Smoke was exchanged for 13 common shares of Hiku. During the three months ended February 28, 2018, the Company contributed $10,000 as an equity investment in Hiku for 7,194,244 common shares. As a result of these transactions, the Company holds 9,025,229 common shares at a cost of $11,000, with a fair value of $19,946 as at February 28, 2018.

Nuuvera Inc. (“Nuuvera”)

In August 2017, the Company entered into a subscription agreement with Nuuvera for the purchase of 2,000,000 common shares, for a total cost of $2,029. In November 2017, the Company purchased an additional 1,980,000 common shares for $4,950. In January 2018, the Company sold 500,000 common shares for gross proceeds of $2,945 (note 26). On January 9, 2018 Nuuvera began trading on the TSX-Venture Exchange.

In February 2018, the Company purchased an additional 1,818,190 units for $10,050. Each unit is comprised of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of $7.20 per share for a period of 24 months. The Company holds 5,298,190 common shares and 909,095 common share purchase warrants at a cost of $16,152, with a fair value of $26,031 as at February 28, 2018. Subsequent to quarter-end, the Company acquired 100% of the issued and outstanding common shares of Nuuvera (note 31).

Scythian Biosciences Inc. (“Scythian”)

In August 2017, the Company’s subscription receipts converted to common shares. As part of the conversion, Scythian consolidated its shares on a 20:1 basis. On August 8, 2017, Scythian began trading on the TSX-Venture Exchange. During the nine months ended February 28, 2018, the Company sold its 250,000 common shares in Scythian (note 26).

In February 2018, the Company purchased 672,125 units of Scythian for $12,502. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable to purchase one common share at a price of $22.00 per share for a period of 24 months. The Company holds 672,125 common shares and 672,125 common share purchase warrants at a cost of $12,502, with a fair value of $18,339 as at February 28, 2018.

Copperstate Farms, LLC (“Copperstate”) and Copperstate Farms Investors, LLC (“CSF”)

In July 2017, the Company purchased an additional 2,668 membership units in CSF for $1,334 USD ($1,668 CAD). During the three months ended February 28, 2018, the Company entered into a definitive agreement with respect to the sale of Aphria’s subsidiary Aphria (Arizona) Inc. and its sole holdings being the minority interests in Copperstate and CSF to LHS for a purchase price of $20,000. The Company has received a refundable deposit of $2,000 in connection with the sale, which is subject to various closing conditions and is expected to close within the next 3 months.

As a result of these transactions, the Company owns 5,000 membership units in Copperstate for total cost of $1,300 USD ($1,755 CAD), with a fair value of $5,300 and owns 13,868 membership units in CSF for a total cost of $7,094 USD ($9,407 CAD) with a fair value of $14,700 as at February 28, 2018. The fair value has been determined by the sale price from the definitive agreement with LHS. As a result of the definitive agreement with LHS, the Company has recorded the total value of $20,000 as available for sale (note 9).

Resolve Digital Health Inc.

The Company owns 2,000,024 common shares and 2,000,024 warrants at a total cost of $1,000, with a fair value of $4,784 as at February 28, 2018. The Company determined the fair value of its investment based on the most recent financing.

Green Acre Capital Fund

The Company committed $2,000 to the expected $25,000 fund and as of the balance sheet date has funded $1,200. The Company determined that the fair value of its investment, based on its proportionate share of net assets, was $1,867 as at February 28, 2018.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Green Tank Holdings Corp.

In November 2017, the Company entered into a subscription agreement with Green Tank Holdings Corp. for the purchase of 98,425 preferred shares, for a total cost of $500 USD ($650 CAD). The Company determined the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $10 due to changes in the foreign exchange rate.

Althea Company Pty Ltd. (“Althea”)

In February 2018, the Company entered into a subscription agreement with Althea for the purchase of 2,500 common shares, for a total cost of $2,500 AUD ($2,483 CAD). Part of the consideration was satisfied through a promissory note (note 17). The Company determined the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $13 due to changes in the foreign exchange rate. Subsequent to quarter-end, the Company acquired an addition 2,000 common shares (note 31).

15.  Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the nine months ended
	February 28,
	2018	2017
Income before income taxes	$42,579	$6,791
Statutory rate	26.5%	26.5%

Expected income tax expense at combined basic federal and provincial tax rate	11,283	1,800

Effect on income taxes of:
Non-deductible share-based compensation and other expenses	2,856	482
Non-taxable portion of losses (gains)	(5,832)	(1,196)
Utilization of tax attributes not previously recognized	—	(979)
Other	(168)	(571)
Tax assets not recognized	—	464
	$8,139	$—

Income tax expense is comprised of:
Current	$2,109	$—
Future	6,030	—
	$8,139	$—

The following table summarizes the components of deferred tax:

	February 28,
	2018	May 31, 2017
Deferred tax assets
Non-capital loss carry forward	$—	$1,313
Capital loss carry forward	380	381
Share issuance and financing fees	5,522	3,448
Other	356	34
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(799)	(164)
Intangible assets in excess of tax costs	(24,505)	(194)
Unrealized gain	(2,791)	(914)
Biological assets and inventory in excess of tax costs	(2,061)	(589)
Net deferred tax (liabilities) assets	$(23,898)	$3,315

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

16.  Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the end of the period, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

17.  Promissory note payable

	February 28,
	2018	May 31, 2017
Note payable to Copperstate Farms, LLC - $1,300 USD ($1,755), opening balance, bearing nominal interest, two-year term, repayable in eight quarterly instalments of $162 USD	$1,244	$1,539
Reduction of Promissory note payable balance with respect to consulting services provided	(689)	(295)
Balance remaining	555	1,244
Deduct - principal portion included in current liabilities	(555)	(878)
	$—	$366

During the three months ended February 28, 2018, the Company entered into a promissory note with Althea for $700 AUD ($686), as part of the purchase of Althea common shares (note 14), the note is due and payable on December 31, 2020. The Company reached an agreement with Althea where the promissory note amount will be used by Althea to purchase products from the Company in connection with a supply agreement entered into in September 2017.

	February 28,
	2018	May 31, 2017
Note payable to Althea Company Pty Ltd - $700 AUD ($686), opening balance, non-interest bearing, due and payable on December 31, 2020	$686	$—
Reduction of Promissory note payable balance with respect to product provided	(63)	—
Balance remaining	623	—
Deduct - principal portion included in current liabilities	—	—
	$623	$—

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

18.  Long-term debt

		February 28,
		2018	May 31, 2017
	Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly installments of $188 including interest, due in April 2022	$25,000	$25,000
	Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	1,084	1,164
	Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,549	3,645
	Vendor take-back mortgage owed to related party - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	2,004	2,396
	Term loan - $1,500 - 3.28%, with a 7-year amortization, due on demand	1,187	—
	Term loan - $3,000 - 5.45%, with a 5-year amortization, due on demand	3,000	—
	Mortgage payable - $1,760 - 3.27%, with a 20-year amortization, due on demand	1,708	—
		37,532	32,205
Deduct	- unamortized financing fees	(50)	(20)
	- principal portion included in current liabilities	(8,009)	(765)
		$29,473	$31,420

Total long-term debt repayments are as follows:

Next 12 months	$8,009
2 years	2,213
3 years	2,321
4 years	5,565
5 years	19,424
Balance of obligation	$37,532

The term loan of $25,000 was entered into on May 9, 2017 and is secured by a first charge on the Company’s real estate holdings, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments start on the term loan in March 2018.

The mortgage payable of $3,549 and term loan of $1,084 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $2,004, owed to a director of the Company, was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot St. West. The mortgage is secured by a second charge on the property at 265 Talbot St. West, Leamington, Ontario.

The term loans of $1,187 and $3,000, and mortgage payable of $1,708 were acquired as part of the acquisition of Broken Coast (note 11). The loans and mortgage are secured by corporate and personal guarantors, as well as by a first charge on the property at 3695 Drink Water Road, Duncan, British Columbia. Subsequent to quarter-end, all of the loans have been paid in full.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

19.       Share capital

The Company is authorized to issue an unlimited number of common shares. As at February 28, 2018, the Company has issued 177,697,791 shares, of which 8,453,138 shares were held and subject to various escrow agreements.

	Number of
Common Shares	shares	Amount
Balance at May 31, 2017	138,628,704	$274,317
November 2017 bought deal, net of cash issuance costs	12,689,675	86,661
January 2018 bought deal, net of cash issuance costs	8,363,651	109,000
Broken Coast acquisition	14,373,675	214,168
Warrants exercised	1,584,036	2,400
Options exercised	2,053,000	5,338
Deferred share units exercised	5,050	62
Income tax recovery on share issuance costs	—	3,002
Shares held in escrow earned in exchange for services	—	187
	177,697,791	$695,135

a)             Throughout the three and nine-month period, 1,166,181 and 1,584,036 warrants with exercise prices ranging from $1.50 to $1.75 were exercised for $1,762 and $2,400.

b)             Throughout the three and nine-month period, 1,920,512 and 2,053,000 shares were issued from the exercise of stock options with exercise prices ranging from $0.60 to $9.05 for $5,089 and $5,338.

c)              Throughout the three and nine-month period, 2,525 and 5,050 shares were issued in accordance with the deferred share unit plan to former directors of the Company.

d)             In January 2017, the Company issued 112,500 common shares in escrow pursuant to a third party consulting agreement for greenhouse related services, net of cash issuance costs. At February 28, 2018, all 112,500 common shares of the shares in escrow have been released.

e)              In November 2017, the Company closed a bought deal financing in which it issued 12,689,675 common shares at a purchase price of $7.25 per share for $86,661, net of cash issuance costs.

f)               In January 2018, the Company closed a bought deal financing in which it issued 8,363,651 common shares at a purchase price of $13.75 per share for $109,000 net of cash issuance costs.

g)              In February 2018, the Company completed the acquisition of Broken Coast (note 11) in which it issued 14,373,675 common shares at a deemed price of $14.90 for $214,168.

h)             During the three and nine-month period, the Company recognized $1,590 and $3,002 income tax recovery on share issuance costs.

20.       Warrants

The warrant details of the Company are as follows:

		Number of	Weighted
Type of warrant	Expiry date	warrants	average price	Amount
Compensation warrant / option	December 10, 2018	106,157	$1.75	$85
Warrant	December 11, 2018	229,846	1.75	—
Warrant	December 2, 2019	1,765,869	1.50	—
Warrant	September 26, 2021	200,000	3.14	360
		2,301,872	$1.68	$445

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	February 28, 2018		May 31, 2017
	Number of	Weighted	Number of	Weighted
	warrants	average price	warrants	average price
Outstanding, beginning of the period	3,885,908	$1.61	18,721,987	$1.51
Expired during the period	—	—	(50,305)	1.20
Issued during the period	—	—	465,391	2.35
Exercised during the period	(1,584,036)	1.52	(15,251,165)	1.51
Outstanding, end of the period	2,301,872	$1.68	3,885,908	$1.61

21.       Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $5,274 and $9,769 during the three and nine months ended February 28, 2018 (2017 - $1,054 and $1,509). The total fair value of options granted during the period was $20,158 (2017 - $2,846), including $9,509 of options granted as part of the acquisition of Broken Coast.

	February 28, 2018		May 31, 2017
	Number of	Weighted	Number of	Weighted
	options	average price	options	average price
Outstanding, beginning of the period	5,926,001	$1.99	4,975,000	$0.84
Exercised during the period	(2,102,081)	1.96	(1,121,999)	1.05
Issued during the period	3,953,000	12.87	2,253,000	3.99
Cancelled during the period	(472,773)	1.14	(180,000)	1.09
Outstanding, end of the period	7,304,147	$7.94	5,926,001	$1.99
Exercisable, end of the period	3,758,799	$3.73	3,919,542	$1.36

In June 2017, the Company issued 250,000 stock options at an exercise price of $5.44 per share, exercisable for 5 years to officers of the company. 83,333 vest immediately and the remainder vest over 2 years.

In July 2017, the Company issued 1,015,000 stock options at an exercise price of $5.24 per share, exercisable for 3 years to employees, officers and consultants of the company. 688,333 vest immediately and the remainder vest over 2 years.

In October 2017, the Company issued 533,000 stock options at an exercise price of $6.90 per share, exercisable for 3 to 5 years to employees, officers and consultants of the company. 244,330 vest immediately and the remainder vest over 2 years.

In November 2017, the Company issued 330,000 stock options at an exercise price of $9.05 - $9.28 per share, exercisable for 3 years to employees and consultants of the company. 109,998 vest immediately and the remainder vest over 2 years.

In December 2017, the Company issued 100,000 stock options at an exercise price of $14.06 per share, exercisable for 3 years to employees of the company. 33,333 vest immediately and the remainder vest over 2 years.

In January 2018, the Company issued 1,000,000 stock options at an exercise price of $20.19 per share, exercisable for 3 years as part of the business acquisition. All of the options vest over 3 years.

In January 2018, the Company issued 725,000 stock options at an exercise price of $21.70 - $22.89 per share, exercisable for 3 — 5 years to employees, officers and consultants of the company. 171,662 vest immediately and the remainder vest over 2 - 3 years.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

	Weighted
	average exercise	Number of	Vested and
Expiry date	price	options	exercisable
October 2018	$1.17	20,000	20,000
November 2018	$1.49	20,000	20,000
December 2018	$1.30	30,000	30,000
April 2019	$1.67	30,000	30,000
June 2019	$0.60	1,480,000	1,480,000
September 2019	$3.00	42,365	27,410
October 2019	$3.47	13,400	6,733
November 2019	$3.90	867,052	536,709
December 2019	$5.25	500,000	133,332
January 2020	$5.72	20,668	5,667
April 2020	$7.92	133,334	55,000
June 2020	$5.44	216,668	49,999
July 2020	$5.24	764,324	459,633
September 2020	$0.85	185,000	185,000
October 2020	$6.90	383,000	94,330
November 2020	$1.19	50,000	50,000
November 2020	$9.05	270,000	83,332
November 2020	$9.28	50,000	16,666
December 2020	$14.06	100,000	33,333
January 2021	$21.70	525,000	151,664
January 2021	$22.89	150,000	19,998
January 2021	$22.08	50,000	—
May 2021	$20.19	1,000,000	—
June 2021	$1.40	193,336	100,000
August 2021	$1.64	110,000	69,993
October 2022	$6.90	100,000	100,000
Outstanding, end of the period	$7.94	7,304,147	3,758,799

The Company used the Black Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 3 and 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option.

22.       Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiary, 1974568 Ontario Ltd., before intercompany eliminations.

	February 28,
	2018	May 31, 2017
Current assets	$8,016	$—
Non-current assets	59,155	—
Current liabilities	(2,788)	—
Non-current liabilities	(44,384)	—
Net assets	19,999	—

Non-controlling interest %	49%	—
Non-controlling interest	$9,799	$—

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2018	2017	2018	2017
Revenue	$—	$—	$—	$—
Total expenses	(2)	—	(2)	—
Net loss and comprehensive loss	(2)	—	(2)	—
Non-controlling interest %	49%	—	49%	—
	$(1)	$—	$(1)	$—

23.       General and administrative expenses

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2018	2017	2018	2017
Executive compensation	$567	$203	$1,227	$620
Consulting fees	52	53	210	132
Office and general	636	397	1,755	1,106
Professional fees	665	151	1,362	391
Salaries and wages	651	301	1,376	789
Travel and accomodation	213	101	517	320
Rent	10	25	55	57
	$2,794	$1,231	$6,502	$3,415

24.       Share-based compensation

Share-based compensation is comprised of:

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2018	2017	2018	2017
Amounts charged to share-based payment reserve in respect of share-based compensation	$5,274	$1,054	$9,769	$1,509
Share-based compensation accrued in the prior period	—	—	(44)	—
Share-based compensation issued on behalf of a related party	—	—	(32)	—
Shares for services compensation	—	186	187	186
Deferred share units expensed in the period	685	16	788	16
	$5,959	$1,256	$10,668	$1,711

During the period, the Company issued 8,314 deferred share units to certain directors of the Company, under the terms of the Company’s Deferred Share Unit Plan.

25.       Finance income, net

Finance income, net, is comprised of:

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2018	2017	2018	2017
Interest income	$1,970	$499	$4,549	$934
Interest expense	(349)	(93)	(1,016)	(236)
	$1,621	$406	$3,533	$698

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

26.       Gain on long-term investments

Gain on long-term investments for the three and nine months ended February 28, 2018 is comprised of:

		Fair value May	Gain (loss) on	Change in fair
Investment	Proceeds	31, 2017	disposal	value	Total
Level 1 on fair value hierarchy
Kalytera Therapeutics, Inc. - shares	$763	$1,111	$(348)	$—	$(348)
MassRoots, Inc. - shares	102	232	(130)	—	(130)
Canabo Medical Inc. - shares	433	316	117	—	117
Nuuvera Inc. - shares	2,945	877	2,068	—	2,068
Scythian Biosciences Inc. - shares	1,225	2,000	(775)	—	(775)
Long-term investments (Note 13)	—	—	—	38,769	38,769
Nine months ended February 28, 2018	$5,468	$4,536	$932	$38,769	$39,701

Less transactions in previous quarters:
November 30, 2017	2,090	3,343	(1,253)	26,410	25,157
Three months ended February 28, 2018	$3,378	$1,193	$2,185	$12,359	$14,544

27.       Earnings per share

The calculation of earnings per share for the three months ended February 28, 2018 was based on the net income attributable to common shareholders of $12,944 (2017 — $4,950) and a weighted average number of common shares outstanding of 161,120,698 (2017 — 111,976,759) calculated as follows:

	2018	2017
Basic earnings per share:
Net income for the period	$12,944	$4,950
Average number of common shares outstanding during the period	161,120,698	111,976,759
Earnings per share - basic	$0.08	$0.04

	2018	2017
Diluted earnings per share:
Net income for the period	$12,944	$4,950

Average number of common shares outstanding during the period	161,120,698	111,976,759
“In the money” warrants outstanding during the period	2,077,483	2,445,570
“In the money” options outstanding during the period	4,296,422	3,875,709
	167,494,603	118,298,038
Earnings per share - diluted	$0.08	$0.04

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

The calculation of earnings per share for the nine months ended February 28, 2018 was based on the net income attributable to common shareholders of $34,440 (2017 — $6,791) and a weighted average number of common shares outstanding of 147,274,372 (2017 — 93,655,328) calculated as follows:

	2018	2017
Basic earnings per share:
Net income for the period	$34,440	$6,791
Average number of common shares outstanding during the period	147,274,372	93,655,328
Earnings per share - basic	$0.23	$0.07

	2018	2017
Diluted earnings per share:
Net income for the period	$34,440	$6,791

Average number of common shares outstanding during the period	147,274,372	93,655,328
“In the money” warrants outstanding during the period	2,005,656	2,445,570
“In the money” options outstanding during the period	3,909,745	3,875,709
	153,189,773	99,976,607
Earnings per share - diluted	$0.22	$0.07

28.       Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the nine months ended
	February 28,
	2018	2017
Decrease (increase) in accounts receivable	$(3,231)	$(261)
Decrease (increase) in other current assets	(4,519)	(1,637)
Decrease (increase) in inventory, net of fair value adjustment	(3,609)	(123)
Decrease (increase) in biological assets, net of fair value adjustment	1,081	124
Increase (decrease) in accounts payable and accrued liabilities	2,974	3,330
Increase (decrease) in income taxes payable	2,087	—
	$(5,217)	$1,433

29.       Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities, long-term investments, and embedded derivatives as fair value through profit or loss (“FVTPL”), accounts receivable and other current assets as loans and receivables, and accounts payable and accrued liabilities, promissory notes payable, and long-term debt as other financial liabilities. The convertible notes receivable are accounted for on an amortized cost basis.

The carrying values of accounts receivable and other current assets, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $37,532 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at February 28, 2018 was $35,280.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

				February 28,
	Level 1	Level 2	Level 3	2018
Financial assets at FVTPL
Cash and cash equivalents	$119,435	$—	$—	$119,435
Marketable securities	54,248	—	—	54,248
Embedded derivatives (note 12)	—	—	5,199	5,199
Long-term investments	77,002	—	29,787	106,789
Outstanding, end of the period	$250,685	$—	$34,986	$285,671

	Level 1	Level 2	Level 3	May 31, 2017
Financial assets at FVTPL
Cash and cash equivalents	$79,910	$—	$—	$79,910
Marketable securities	87,347	—	—	87,347
Embedded derivatives	—	—	173	173
Long-term investments	14,946	—	12,842	27,788
Outstanding, end of the period	$182,203	$—	$13,015	$195,218

The following table presents the changes in level 3 items for the periods ended February 28, 2018 and February 28, 2017:

	Unlisted
	equity	Trading
	securities	derivatives	Total
Opening balance February 28, 2017	$6,443	$173	$6,616
Acquisitions	6,050	—	6,050
Disposals	(50)	—	(50)
Unrealized gain on fair value	399	—	399
Closing balance May 31, 2017	$12,842	$173	$13,015
Acquisitions	13,880	4,450	18,330
Reclassification to Level 1	(9,979)	—	(9,979)
Unrealized gain on fair value	13,044	576	13,620
Closing balance February 28, 2018	$29,787	$5,199	$34,986

Investments in Scythian Biosciences Corp., TS BrandCo Holdings Inc. and Nuuvera Inc., originally classified as a Level 3 investment, were reclassified subsequent to the investee going public. During the nine months ended February 28, 2018, the Company sold its shares in Scythian Biosciences Corp.

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

(a)                 Credit risk

The maximum credit exposure at February 28, 2018 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable and other current assets and promissory notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Canadian financial institutions. Marketable securities are placed with major Canadian investment banks and are represented by investment grade corporate bonds.

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$4,362	$2,667	$743	$15	$937
		61%	17%	0%	22%

(b)                         Liquidity risk

As at February 28, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which has contractual maturity dates within one year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at February 28, 2018, management regards liquidity risk to be low.

(c)                          Currency rate risk

As at February 28, 2018, a portion of the Company’s financial assets and liabilities held in USD consist of marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its convertible notes receivable and long-term investments. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $26.

(d)                         Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)                          Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its cash and cash equivalents and marketable securities as capital.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2018 and February 28, 2017

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

30.       Commitments

The Company has a lease commitment until December 31, 2018 for rental of office space from a related party. The Company has an option to extend this lease for two additional 5 year periods. The Company has lease commitments for the use of two motor vehicles expiring September 2019 and August 2020 in the amounts payable of $9 and $20, respectively. In April of 2017, the Company indemnified the landlord of the office space leased by Liberty Health Sciences Inc. The Company has agreed to contribute an additional $800 to Green Acre Capital Fund. The Company has committed purchase orders outstanding at February 28, 2018 related to capital asset expansion of $51,016, all of which are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Years ending February 28,
2019	$51,872
2020	25
2021	8
$51,905

31.       Subsequent events

Subsequent to quarter-end, the Company completed an arrangement agreement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario), pursuant to which, among other things, the Company has acquired all of the common shares of Nuuvera. Under the terms of the Arrangement the Company shall pay $0.62 and 0.3546 of a common share of the Company, for each Nuuvera common share held prior to the Arrangement. The Company has recorded $2,500 in transaction costs related to the transaction as at February 28, 2018.

Subsequent to quarter-end, the Company acquired 2,000 common shares of Althea for $2,500 AUD ($2,496 CAD). As a result of this transaction, the Company holds 33.1% of the issued and outstanding common shares of Althea and is considered to hold significant influence.